UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 18 December 2023, London UK

Jemperli (dostarlimab) plus Zejula (niraparib) combination significantly improved progression-free survival in primary advanced or recurrent endometrial cancer in RUBY Part 2 Phase III trial

●     Dostarlimab plus chemotherapy followed by dostarlimab plus niraparib improved progression-free survival vs. chemotherapy alone in both the overall and mismatch repair proficient/microsatellite stable (MMRp/MSS) patient populations

●     MMRp/MSS primary advanced or recurrent endometrial cancer has limited treatment options beyond chemotherapy alone

●     Results reinforce development approach of using Jemperli as a backbone in immuno-oncology-based combination therapies

GSK plc (LSE/NYSE: GSK) today announced positive headline results from a planned analysis of Part 2 of the RUBY/ENGOT-EN6/GOG3031/NSGO phase III trial investigating Jemperli (dostarlimab) plus standard-of-care chemotherapy (carboplatin and paclitaxel), followed by dostarlimab plus Zejula (niraparib) as maintenance therapy, in adult patients with primary advanced or recurrent endometrial cancer. The trial, which evaluated this combination against placebo plus chemotherapy followed by placebo, met its primary endpoint of progression-free survival (PFS), with a statistically significant and clinically meaningful benefit observed in both the overall patient population and in a subpopulation of patients with mismatch repair proficient/microsatellite stable (MMRp/MSS) tumours.

Hesham Abdullah, Senior Vice President, Global Head Oncology, R&D, GSK, said: "Patients with MMRp/MSS primary advanced or recurrent endometrial cancer have few approved treatment options. Today's positive topline results reinforce our approach of building combination therapies with dostarlimab as the backbone in an effort to improve patient outcomes and options."

Analysis of the full trial data, including the key secondary endpoint of overall survival (OS), is ongoing. OS data is immature and will continue to be followed.

The safety profile of dostarlimab plus carboplatin and paclitaxel, followed by dostarlimab plus niraparib, was generally consistent with the known safety profiles of the individual agents.

Full results from this analysis will be presented at an upcoming scientific meeting, published in a medical journal, and shared with regulatory authorities.

About endometrial cancer
Endometrial cancer is found in the inner lining of the uterus, known as the endometrium. Endometrial cancer is the most common gynaecologic cancer in developed countries, with approximately 417,000 new cases reported each year worldwide[1], and incidence rates are expected to rise by almost 40% between 2020 and 2040.[2][3] Approximately 15-20% of patients with endometrial cancer will be diagnosed with advanced disease at the time of diagnosis.[4]

About RUBY
RUBY is a two-part global, randomised, double-blind, multicentre phase III trial of patients with primary advanced or recurrent endometrial cancer. Part 1 is evaluating dostarlimab plus carboplatin-paclitaxel followed by dostarlimab versus carboplatin-paclitaxel plus placebo followed by placebo. Part 2 is evaluating dostarlimab plus carboplatin-paclitaxel followed by dostarlimab plus niraparib versus placebo plus carboplatin-paclitaxel followed by placebo.

In Part 1, the dual-primary endpoints are investigator-assessed PFS based on the Response Evaluation Criteria in Solid Tumours v1.1 and OS. The statistical analysis plan included pre-specified analyses of PFS in the mismatch repair deficient/microsatellite instability-high (dMMR/MSI-H) and overall populations and OS in the overall population. Pre-specified analyses of PFS and OS in the MMRp/MSS population and OS in the dMMR/MSI-H populations were also performed; however, they were not part of the hypothesis testing strategy. RUBY Part 1 included a broad population, including histologies often excluded from clinical trials and had approximately 10% of patients with carcinosarcoma and 20% with serous carcinoma.

In Part 2, the primary endpoint is investigator-assessed PFS in the overall population, followed by PFS in the MMRp/MSS population, and OS in the overall population is a key secondary endpoint. Additional secondary endpoints in Part 1 and Part 2 include PFS per blinded independent central review, overall response rate, duration of response, disease control rate, patient-reported outcomes, and safety and tolerability.

RUBY is part of an international collaboration between the European Network of Gynaecological Oncological Trial groups (ENGOT), a research network of the European Society of Gynaecological Oncology (ESGO) that consists of 22 trial groups from 31 European countries that perform cooperative clinical trials, and the GOG Foundation, a non-profit organisation dedicated to transforming the standard of care in gynaecologic oncology.

About Jemperli (dostarlimab)
Jemperli is a programmed death receptor-1 (PD-1)-blocking antibody that binds to the PD-1 receptor and blocks its interaction with the PD-1 ligands PD-L1 and PD-L2. [5]

In the US, Jemperli is indicated in combination with carboplatin and paclitaxel, followed by Jemperli as a single agent for the treatment of adult patients with primary advanced or recurrent endometrial cancer that is dMMR, as determined by a US FDA-approved test, or MSI-H, and as a single agent for adult patients with dMMR recurrent or advanced endometrial cancer, as determined by a US FDA-approved test, that has progressed on or following a prior platinum-containing regimen in any setting and are not candidates for curative surgery or radiation. The supplemental Biologics License Application supporting the new indication in combination with carboplatin and paclitaxel received Breakthrough Therapy designation from the US FDA. Jemperli is also indicated in the US for patients with dMMR recurrent or advanced solid tumours, as determined by a US FDA-approved test, that have progressed on or following prior treatment and who have no satisfactory alternative treatment options. The latter indication is approved in the US under accelerated approval based on tumour response rate and durability of response. Continued approval for this indication in solid tumours may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

Jemperli was discovered by AnaptysBio, Inc. and licensed to TESARO, Inc., under a collaboration and exclusive license agreement signed in March 2014. Under this agreement, GSK is responsible for the ongoing research, development, commercialisation, and manufacturing of Jemperli, and cobolimab (GSK4069889), a TIM-3 antagonist.

Important Information for Jemperli in the EU

Indication
Jemperli is indicated:
●         in combination with carboplatin-paclitaxel, for the treatment of adult patients with mismatch repair deficient (dMMR)/microsatellite instability-high (MSI-H) primary advanced or recurrent endometrial cancer and who are candidates for systemic therapy;
●         as monotherapy for treating adult patients with mismatch repair deficient (dMMR)/microsatellite instability-high (MSI-H) recurrent or advanced endometrial cancer that has progressed on or following prior treatment with a platinum-containing regimen.

Refer to the Jemperli EMA Reference information
(https://www.ema.europa.eu/en/medicines/human/EPAR/jemperli) for a full list of adverse events and the complete important safety information in the EU.

About Zejula (niraparib)
Zejula is an oral, once-daily poly(ADP-ribose) polymerase (PARP) inhibitor indicated in the US for the maintenance treatment of adult patients with advanced epithelial ovarian, fallopian tube, or primary peritoneal cancer who are in complete or partial response to first-line platinum-based chemotherapy; and for the maintenance treatment of adult patients with deleterious or suspected deleterious germline BRCA-mutated recurrent epithelial ovarian, fallopian tube, or primary peritoneal cancer who are in a complete or partial response to platinum-based chemotherapy and who have been selected based on a US FDA-approved companion diagnostic for Zejula.

Zejula is currently being evaluated in multiple pivotal trials. GSK continues to build a robust clinical development programme by assessing activity across multiple tumour types and evaluating several potential combinations of Zejula with other therapeutics. Aiming to address the unmet medical needs of patients, the ongoing development programme includes several combination studies, including the FIRST phase III trial assessing niraparib in combination with dostarlimab as a potential treatment for first-line ovarian cancer maintenance and the phase III ZEAL trial assessing niraparib in combination with standard of care for the maintenance treatment of first-line advanced non-small cell lung cancer.

Important Information for Zejula in the EU

Indication
Zejula is indicated:
●         as monotherapy for the maintenance treatment of adult patients with advanced epithelial (FIGO Stages III and IV) high-grade ovarian, fallopian tube or primary peritoneal cancer who are in response (complete or partial) following completion of first-line   platinum-based chemotherapy.
●         as monotherapy for the maintenance treatment of adult patients with platinum-sensitive relapsed high-grade serous epithelial ovarian, fallopian tube, or primary peritoneal cancer who are in response (complete or partial) to platinum-based chemotherapy.

Refer to the Zejula EMA Reference Information  (https://www.ema.europa.eu/en/medicines/human/EPAR/zejula) for a full list of adverse events and the complete important safety information in the EU.

GSK in oncology
GSK is committed to maximising patient survival through transformational medicines, with a current focus on breakthroughs in immuno-oncology and tumour-cell targeting therapies, and development in haematologic malignancies, gynaecologic cancers, and other solid tumours.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Dan Smith	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors" in the company's Annual Report on Form 20-F for 2022, and Q3 Results for 2023.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

References:

[1] Faizan U, Muppidi V. Uterine Cancer. [Updated 2022 Sep 5]. In: StatPearls [Internet]. Treasure Island (FL): StatPearls Publishing; 2022 Jan-. Available at: https://www.ncbi.nlm.nih.gov/books/NBK562313/.
[2] Braun MM, et al. Am Fam Physician. 2016;93(6):468-474.
[3] International Research on Cancer. Global Cancer Observatory. Cancer Tomorrow. https://gco.iarc.fr/tomorrow/en/dataviz/. Accessed 13 July 2022.
[4] Kantar Health, Cust Study (2018).
[5] Laken H, Kehry M, Mcneeley P, et al. Identification and characterization of TSR-042, a novel anti-human PD-1 therapeutic antibody. European Journal of Cancer. 2016;69,S102. doi:10.1016/s0959-8049(16)32902-1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: December 18, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc